Exhibit 8.1

Subsidiaries of Industrias Bachoco S.A.B. de C.V.

The following chart lists each of our subsidiaries which we owned, directly or indirectly, as of December 31, 2015, and April 29, 2016:

1.	Aviser, S.A. de C.V.

2.	Bachoco, S.A. de C.V.

3.	Bachoco Comercial, S.A. de C.V.

4.	Campi Alimentos, S.A. de C.V.

5.	Operadora de Servicios de Personal, S.A. de C.V.

6.	PEC LAB, S.A. de C.V.

7.	Secba, S.A. de C.V.

8.	Sepetec, S. A. de C.V.

9.	Servicios de Personal Administrativo, S.A. de C.V.

10.	Induba Pavos, S.A de C.V.

11.	Bachoco USA, LLC and Subsidiaries

Each of the Subsidiaries listed is incorporated under the laws of Mexico, except by Bachoco USA, LLC and Subsidiaries.